

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 29, 2014

Via E-Mail
Mr. Patrick M. Lavelle
President and Chief Executive Officer
VOXX International Corporation
180 Marcus Blvd.
Hauppauge, NY   11788

> **Re: VOXX International Corporation**
> **Form 10-K for fiscal year ended February 28, 2014**
> **Filed May 15, 2014**
> **File No. 1-09532**

Dear Mr. Lavelle:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended February 28, 2014

Item 8. Financial Statements

Consolidated Balance Sheets, page 42

1.   In future filings please disclose on the face of the balance sheet for each class of common shares the number of shares issued or outstanding and the dollar amount thereof. Refer to Rule 5-02.29 of Regulation S-X. Please provide us with a sample of your proposed disclosure.

Consolidated Statements of Operations and Comprehensive Income (Loss), page 43

2.   We note that you present impairment charges for your goodwill and intangible assets of $57,561,000 as a single line item. In future filings to comply with FASB ASC 350-20-45-2, please separately show the aggregate amount of goodwill impairment losses. Please provide us with a sample of your proposed disclosure.

3.   On page 30 you discuss some of the significant components of your other net income and expense. For each of the following components, please tell us why you classified the amount as non-operating:

   - Funds received from a customer of approximately $4.4 million related to a shortfall on a contract resulting in missed projections and a payment to the company (2014);
   - Charges of approximately $1.2 million for the estimated and actual patent settlements with certain third parties (2014);
   - Net charges in connection with a patent suit of approximately $2.7 million (2013); and
   - Charges in connection with a patent lawsuit of approximately $3.6 million (2012).

   Refer to Rule 5-03 of Regulation S-X and Question 2 of SAB Topic 5.P.3.

Note 1. Description of Business and Summary of Significant Accounting Policies

i. Inventory, page 53

4.   You disclose that you primarily value your inventory on a weighted moving-average basis with a portion valued at standard cost. For the inventory valued at standard cost, please explain how you considered FASB ASC 330-10-30-12. Further, please also discuss your consideration of FASB ASC 330-10-35-2 and the definition of market in the Master Glossary.

k. Goodwill and Intangible Assets, page 54

5.   You disclose that you tested the goodwill of your reporting units as of February 28, 2014 using a discounted future cash flow method, as well as evaluating the resulting fair values of the reporting units giving consideration to the market capitalization of the company. Please tell us in more detail about your analysis including a discussion of the significant assumptions used. Explain how you considered the market capitalization of the company. Tell us the resulting fair values for each tested reporting unit.

6.   With respect to your impairment of indefinite lived trademarks of $21,715,000 in 2014, please tell us in more detail the nature of the impaired assets. Discuss how you considered FASB ASC 350-30-50-3(a).

Goodwill, page 56

7.   We note your presentation of the changes in the carrying amount of goodwill. In future filings please provide all of the disclosures required by FASB ASC 350-20-50-1, including the following (refer to FASB ASC 350-20-55-24 for example):

- The gross amount and accumulated impairment losses at the beginning of the period
- The gross amount and accumulated impairment losses at the end of the period.
- In addition to your presentation in total, provide the information on the changes in the carrying amount of goodwill for each applicable reportable segment.

Please provide us with a sample of your proposed disclosure.

Note 13. Financial and Product Information about Foreign and Domestic Operations, page 83

8.   It appears that you include goodwill and intangible assets within your long-lived asset disclosure by geographic area on page 84. Please tell us how you considered FASB ASC 280-10-55-23.

Exhibits 31.1, 31.2, 32.1 and 32.2

9.   As previously cited in our comment letter dated August 28, 2012, we note that your certifications refer to the company by its former name, Audiovox Corporation. Please amend your Form 10-K to correct the certifications to refer to the registrant as shown on the cover page of the Form 10-K.

10.   We also note for exhibits 31.1 and 31.2 you include both the name and title of the certifying individual at the beginning of the certification. As we previously noted in our comment letter dated August 28, 2012, you should only include the name and not the title of the certifying individual in the first line of the certification. Instead, you should include the title of the certifying individual below the signature. Refer to Item 601(B)(31) of Regulation S-K. Please revise future filings including any amendments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact David Burton, Staff Accountant at (202) 551-3626 or Kate Tillan, Assistant Chief Accountant at (202) 551-3604 if you have questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3671.

Sincerely,

/s/ Kate Tillan for

Martin James
Senior Assistant Chief Accountant